Exhibit (h)(2)(xvii)

AMENDMENT NO. 6

TO THE

FOURTH AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

Amendment No. 6 to the Fourth Amended and Restated Expense Limitation Agreement, dated as of October 1, 2005, between AXA Equitable Life Insurance Company (“AXA Equitable” or the “Manager”) and EQ Advisors Trust (the “Trust”).

The Manager and Trust hereby agree to modify and amend the Fourth Amended and Restated Expense Limitation Agreement dated as of May 1, 2002, as amended, (“Agreement”) between them as follows:

1.	Reimbursement of Fee Waivers and Expense Reimbursements – Board Approval. Paragraph 2.2 of the Agreement, is hereby revised as follows:

No reimbursement shall be paid to the Manager with respect to any Portfolio pursuant to this provision unless the Trust’s Board of Trustees has determined that the payment of such reimbursement is in the best interests of such Portfolio and its shareholders. The Trust’s Board of Trustees shall determine at least annually in advance whether any reimbursement may be paid to the Manager. Upon receipt of such approval, the Manager shall provide to the Audit Committee, on a semi-annual basis, the reimbursed amounts paid to the Manager for the prior semi-annual period

Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 6 as of the date first above set forth.

EQ ADVISORS TRUST		AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Kenneth T. Kozlowski	By:	/s/ Steven M. Joenk
	Kenneth T. Kozlowski Chief Financial Officer		Steven M. Joenk Senior Vice President